Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated March 29, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.125	$
Proceeds, before expenses, to Bank of America Corporation	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $0.10 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.875 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in April or May 2011, the settlement date may occur in April or May 2011, the maturity date may occur in April or May 2012, and the Observation Dates may be adjusted accordingly. Any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or any Observation Date will occur is subject to change as specified above.

Merrill Lynch & Co.
April , 2011

Units

Strategic Accelerated Redemption Securities®

Linked to the Market Vectors Russia ETF,

due April , 2012

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* April , 2011

Settlement Date* April , 2011

Maturity Date* April , 2012

CUSIP No.

Strategic Accelerated Redemption Securities®

•

The notes will be called at an amount equal to the $10 principal amount per unit plus a Call Premium if the Closing Market Price per share of the Market Vectors Russia ETF on any Observation Date is equal to or greater than 100% of its starting value

•

The Call Premium will be between 10% and 14% of the Original Offering Price per annum (equivalent to between 5% and 7% if the notes are called on the first Observation Date, or between 7.50% and 10.50% if the notes are called on the second Observation Date)

•

1-to-1 downside loss if the notes are not called prior to maturity and the Closing Market Price per share of the Index Fund decreases below the Threshold Value, with up to 95% of the principal amount at risk

•	A maturity of approximately one year
•	Payments on the notes are subject to the credit risk of Bank of America Corporation
•	No periodic interest payments
•	No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Strategic Accelerated Redemption Securities® Linked to the Market Vectors Russia ETF, due April     , 2012 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide for an automatic call if the Observation Level of the Market Vectors Russia ETF (the “Index Fund”) on any Observation Date is equal to or greater than the Call Level. If the notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the percentage decrease in the price per share of the Index Fund from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date. Investors’ gain or loss generally will be long-term capital gain or loss if the notes are held for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, any capital gain or loss generally will be short-term capital gain or loss. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year
Market Measure:	Market Vectors Russia ETF (NYSE Arca symbol: “RSX”).
Starting Value:	The Volume Weighted Average Price on the pricing date
Volume Weighted Average Price:

Absent a determination of manifest error, the price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Index Fund taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.

Ending Value:

The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a trading day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement STR-2.

Observation Level:	The Closing Market Price of the Index Fund on any Observation Date multiplied by the Price Multiplier.
Observation Dates:	October , 2011, January , 2012, and April , 2012 (the final Observation Date). The Observation Dates will occur approximately six, nine, and twelve months after the pricing date.
Call Level:	100% of the Starting Value
Call Amounts (per Unit):

$10.50 - $10.70 if called on October     , 2011, $10.75 - $11.05 if called on January     , 2012, and $11.00 - $11.40 if called on April     , 2012. The actual Call Amounts will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Premium:

10% - 14% of the Original Offering Price per annum. The actual Call Premium will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Settlement Date:

The fifth Banking Business Day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described on page S-25 of product supplement STR-2; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	95% of the Starting Value
Price Multiplier	1, subject to adjustment for certain corporate events relating to the Index Fund described in product supplement STR-2
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to that Observation Date, which is equal to the Original Offering Price per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Strategic Accelerated Redemption Securities®	TS-2

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations (rounded to two decimal places), based on:

1) a hypothetical Starting Value of 40.90, the Volume Weighted Average Price of the Index Fund from 9:30 a.m. to 4:02 p.m. on March 23, 2011 (rounded to two decimal places);

2) a hypothetical Threshold Value of 38.86, or 95% of the hypothetical Starting Value (rounded to two decimal places);

3) a hypothetical Call Level of 40.90, or 100% of the hypothetical Starting Value;

4) a hypothetical term of the notes from March 30, 2011 to April 6, 2012, a term expected to be similar to that of the notes;

5) a hypothetical Call Premium of 12% of the Original Offering Price per unit per annum, the midpoint of the Call Premium range of 10% to 14% of the Original Offering Price per annum; and

6) hypothetical Observation Dates occurring September 30, 2011, December 30, 2011, and March 30, 2012.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the hypothetical Observation Date that falls on September 30, 2011, the hypothetical Call Amount per unit will be:

$10.00 plus the Call Premium of $0.60 = $10.60 per unit.

Example 2

If the call is related to the hypothetical Observation Date that falls on December 30, 2011, the hypothetical Call Amount per unit will be:

$10.00 plus the Call Premium of $0.90= $10.90 per unit.

Strategic Accelerated Redemption Securities®	TS-3

Example 3

If the call is related to the hypothetical Observation Date that falls on March 30, 2012, the hypothetical Call Amount per unit will be:

$10.00 plus the Call Premium of $1.20 = $11.20 per unit.

The Notes Are Not Called on Any of the Observation Dates

Example 4

The notes are not called on any of the hypothetical Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is not less than 38.86, the Threshold Value. The hypothetical Redemption Amount per unit will therefore be $10.00.

Strategic Accelerated Redemption Securities®	TS-4

Example 5

The notes are not called on any of the hypothetical Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is less than 38.86, the hypothetical Threshold Value. The hypothetical Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the Ending Value is 34.77, or 85% of the Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(34.77 – 38.86)	× 100%	]	= $9.00 per unit
40.90

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Observation Level on the applicable Observation Date, the Ending Value, if applicable, the Call Premium, and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on an Observation Date	Observation Date on September 30, 2011	Observation Date on December 30, 2011	Observation Date on March 30, 2012

Hypothetical Starting Value	40.90	40.90	40.90

Hypothetical Call Level	40.90	40.90	40.90

Hypothetical Observation Level on the Observation Date	44.99	42.95	42.95

Hypothetical Return of the Index Fund (excluding any dividends)	10.00%	5.00%	5.00%

Hypothetical Return of the Notes	6.00%	9.00%	12.00%

Hypothetical Call Amount per Unit	$10.60	$10.90	$11.20

Notes Are Not Called on Any Observation Date	Hypothetical Ending Value Is Greater than the Hypothetical Threshold Value	Hypothetical Ending Value Is Less than the Hypothetical Threshold Value

Hypothetical Starting Value	40.90	40.90

Hypothetical Ending Value	39.67	34.77

Hypothetical Threshold Value	38.86	38.86

Hypothetical Return of the Index Fund (excluding any dividends)	-3.00%	-15.00%

Hypothetical Return of the Notes	0.00%	-10.00%

Hypothetical Redemption Amount per Unit	$10.00	$9.00

Strategic Accelerated Redemption Securities®	TS-5

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the Index Fund.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index Fund.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index Fund.

▪

The sponsor of the Underlying Index, Deutsche Börse AG (“Deutsche Börse”), may adjust the Underlying Index in a way that affects its level, and Deutsche Börse has no obligation to consider your interests.

▪

We cannot control actions by the sponsor of the Index Fund, Van Eck Global, or the Index Fund’s investment advisor, Van Eck Associates Corporation, which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities held by the Index Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies held by the Index Fund or included in the Underlying Index, we do not control any company held by the Index Fund or included in the Underlying Index, and are not responsible for any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Index Fund.

▪	The performance of the Index Fund and the performance of the Underlying Index may vary.

▪	Risks associated with the Underlying Index or the underlying assets of the Index Fund will affect the share price of the Index Fund and hence, the value of the notes.

▪	Your return on the notes may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of shares of companies held by the Index Fund or included in the Underlying Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies held by the Index Fund or included in the Underlying Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Strategic Accelerated Redemption Securities®	TS-6

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the closing price per share of the Index Fund will be equal to or greater than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index Fund from the Starting Value to the date on which the notes are called.

▪	You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price per share of the Index Fund is below the Threshold Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index Fund with no expectation of receiving distributions from the Index Fund or receiving dividends or other benefits of owning the stocks held by the Index Fund.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the price per share of the Index Fund will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends from the Index Fund or dividends or other distributions paid on the stocks held by the Index Fund.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

Closing Market Price

The provisions of this section supersede and replace the definition of “Closing Market Price” set forth in product supplement STR-2.

The “Closing Market Price” means:

(A)	If the Index Fund is listed or admitted to trading on a national securities exchange in the United States that is registered under the Securities Exchange Act of 1934 (“registered national securities exchange”), is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), or is quoted on a United States quotation medium or inter-dealer quotation system (e.g., the Pink-Sheets), then the Closing Market Price for any trading day means for one share of the Index Fund (or any other security underlying the Index Fund for which a Closing Market Price must be determined for purposes of the notes):

i.	the last reported sale price, regular way, on that day on the principal registered national securities exchange on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

ii.	if the last reported sale price is not obtainable on a registered national securities exchange, then the last reported sale price on the over-the-counter-market as reported on the OTC Bulletin Board or, if not available on the OTC Bulletin Board, then the last reported sale price on any other United States quotation medium or inter-dealer quotation system on that day (without taking into account any extended or after-hours trading session); or

iii.	if the last reported sale price is not available for any reason on a registered national securities exchange, on the OTC Bulletin Board, or on any other United States quotation medium or inter-dealer quotation system, then the Closing Market Price shall be the arithmetic mean of the bid prices on that day from as many dealers in that security, but not exceeding three, as have made bid prices available to the calculation agent after 3:00 p.m., local time in the principal market of the shares of the Index Fund (or any other security underlying the Index Fund for which a Closing Market Price must be determined for purposes of the notes) on that date (without taking into account any extended or after-hours trading session), or if there are no such bids available to the calculation agent, then the Closing Market Price shall be determined by the calculation agent in its sole discretion and reasonable judgment.

(B)	If the Index Fund is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, or is not quoted on any other United States quotation medium or inter-dealer system, then the Closing Market Price for any trading day means for one share of the Index Fund, the U.S. dollar equivalent of the last reported sale price (as determined by the calculation agent in its sole discretion and reasonable judgment) on that day on a foreign securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that trading day as determined by the calculation agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that foreign exchange, then the Closing Market Price will mean the U.S. dollar equivalent (as determined by the calculation agent in its sole discretion and reasonable judgment) of the average of the last available bid and offer price on that foreign exchange.

Strategic Accelerated Redemption Securities®	TS-7

(C)	If the Index Fund is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, is not quoted on any other United States quotation medium or inter-dealer quotation system, is not listed or admitted to trading on any foreign securities exchange, or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the U.S. dollar value (as determined by the calculation agent in its sole discretion) of the last available purchase and sale prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of FINRA and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for the notes sold to certain fee-based trusts and fee based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Strategic Accelerated Redemption Securities®	TS-8

The Index Fund

We have derived the following information from publicly available documents published by Van Eck Global, a registered investment company. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Index Fund, and the Index Fund will not have any obligations with respect to the notes. This term sheet relates only to the notes and does not relate to the shares of the Index Fund or securities included in the DAXglobal® Russia+ Index (the “Underlying Index”). Neither we nor MLPF&S has or will participate in the preparation of the publicly available documents described below. Neither we nor MLPF&S has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Index Fund have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the value of the shares of the Index Fund on each Observation Date and therefore could affect your return on the notes.

The Index Fund, using a “passive” or indexing investment approach, seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Index Fund normally invests at least 80% of its total assets in stocks and depositary receipts of publicly traded companies that are domiciled in Russia. The Index Fund may also invest in convertible securities and derivative instruments, such as swaps, options, warrants, futures contracts, currency forwards, structured notes, and participation notes to seek performance that corresponds to the Underlying Index. It will concentrate its investments in a particular industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries. Because the notes are linked only to the share price of the Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the Index Fund or any equivalent payments. The Index Fund currently has an expense ratio of approximately 0.62% per year. [As of December 31, 2010, the five largest company weights were Rosneft Oil Company (8.01%), Gazprom (7.90%), Sberbank (7.81%), Lukoil Oil Company (6.94%), and Norilsk Nickel (6.57%).]

Information provided to or filed with the SEC by Market Vectors ETF Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s Website by reference to its Central Index Key, or CIK, of 1137360. We make no representation or warranty as to the accuracy or completeness of the information or reports. The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Index Fund.

The shares of the Index Fund trade on the NYSE Arca under the symbol “RSX.”

The DAXglobal® Russia+ Index

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information. Such information reflects the policies of, and is subject to change by, Deutsche Börse. The Underlying Index is calculated, maintained, and published by Deutsche Börse.

The Underlying Index measures the performance of the common equity securities of Russian domiciled companies. The Underlying Index is composed of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), and shares (each, an “Index Component”) of publicly traded companies that are domiciled in Russia. These ADRs, GDRs, or shares are traded on the New York Stock Exchange (the “NYSE”) or the London Stock Exchange, or listed on the Moscow Interbank Currency Exchange (the “MICEX”). Shares listed on the MICEX are taken into consideration only if no ADRs or GDRs exist for the corresponding company or they do not meet the Underlying Index’s liquidity criteria. The base value of the Underlying Index was set at 100 on December 21, 2001.

Eligibility

The Index Components are selected based on their liquidity. Only companies with market capitalization greater than $180 million that have a daily average traded volume of at least $1.2 million and an aggregate trading volume of at least 300,000 shares per month over the past six months are eligible for inclusion in the Underlying Index.

Weighting

The Underlying Index is weighted based on the market capitalization of each Index Component, subject to quarterly adjustment to prevent a single Index Component from constituting more than a specified percentage of the Underlying Index. The adjustment is made by the following steps:

(1)	If the capitalization of any single Index Component accounts for more than 8% of the total value of the Underlying Index, the weight of that Index Component will be reduced to 8%.

(2)	The companies will then be ranked from the largest to the smallest based on their respective original weights if there is more than one Index Component with a weight of 8% after adjustment.

(3)	According to that order, starting with the largest company, the companies will be added gradually.

(4)	Step (3) will be repeated until the aggregate weights of those Index Components exceed 40% for the first time.

(5)	The company last added and all the remaining companies with a smaller weight will be capped down to a maximum weight of 4.5%.

The adjustment not only prevents the dominance of a single Index Component, but also prevents the dominance of only a few Index Components, by applying the caps twice on the weights of the Index Components, if necessary.

Index Maintenance

The Underlying Index is reviewed quarterly and the following adjustments will be made:

(1)	The weighting-factor is updated.

(2)	The accumulated income from distributions and capital changes is allocated to the Index Components according to their respective new weights.

(3)	A chaining factor, used to calculate the level of the Underlying Index, is adjusted.

Strategic Accelerated Redemption Securities®	TS-9

Deutsche Börse may delete an existing Index Component and replace it with an equity security that meets the liquidity criteria on the third Friday in March or September. An existing Index Component will be deleted from the Underlying Index if its market capitalization is less than $120 million, its daily average traded volume is less than $0.8 million, or its aggregate trading volume falls below 200,000 shares per month for each of the past six months. These values will be calculated ending on the last trading day of the month prior to the month in which the re-composition of the Underlying Index takes place. A change in the index composition also becomes necessary if an Index Component is or becomes subject to extraordinary circumstances, such as deletion, composition proceedings, bankruptcy, new admission, etc.

Neither we nor any of our affiliates, including MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Underlying Index or any successor to the Underlying Index. Deutsche Börse does not guarantee the accuracy or the completeness of the Underlying Index, or any data included in the Underlying Index. Deutsche Börse assumes no liability for any consequence resulting from acting upon the Underlying Index.

Historical Data

The following table sets forth the high and low closing prices of the shares of the Index Fund for the calendar quarters from the second quarter of 2007, the period when the Index Fund was created, through March 23, 2011. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the Index Fund should not be taken as an indication of future performance, and we cannot assure you that the price per share of the Index Fund will not decrease. In addition, we cannot assure you that the price per share of the Index Fund will increase.

	High	Low
2007
Second Quarter	40.45	36.55
Third Quarter	45.77	38.10
Fourth Quarter	54.85	46.00

2008
First Quarter	53.99	43.94
Second Quarter	58.65	48.29
Third Quarter	52.60	25.33
Fourth Quarter	27.93	10.62

2009
First Quarter	16.29	10.52
Second Quarter	25.75	14.67
Third Quarter	27.75	17.97
Fourth Quarter	32.26	26.75

2010
First Quarter	34.77	28.94
Second Quarter	36.81	27.04
Third Quarter	32.89	27.65
Fourth Quarter	38.04	33.22

2011
First Quarter (ending March 23, 2011)	41.70	37.86

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Index Fund. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index Fund and financial markets generally exhibiting greater volatility than in earlier periods.

The notes are not in any way sponsored, sold or promoted by Van Eck Associates Corporation or any of its affiliates (“Van Eck”). Van Eck is not responsible for, nor has it participated in, any aspect of the structuring of the notes, the determination of the timing of the offering of the notes, the pricing of the notes, or in the manner of operation of the notes. Van Eck makes no express or implied representations or warranties with respect to the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the notes. Without limiting any of the foregoing, in no event shall Van Eck have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) to any person for, including but not limited to, any statements contained in this term sheet or any other materials used to describe the notes, any error in the pricing or otherwise, of the notes and shall not be under any obligation to advise any person of any error therein.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index Fund.

•

Under this characterization and tax treatment of the notes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index Fund. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index Fund for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index Fund for U.S. federal income tax purposes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, a U.S. Holder’s capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Because the Index Fund is a type of financial assets described under Section 1260 of the Code, while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). Although not clear, the Excess Gain may equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the Index Fund at fair market value on the original issue date for an amount equal to the issue price of the notes and sold such amount of the Index Fund upon the date of sale, exchange, redemption, or settlement of the notes at fair market value. In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement). U.S. Holders should consult their tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

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You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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